EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter ended Sep 30,		Nine months ended Sep 30,
(in millions)	2015	2014	2015	2014
Earnings including interest on deposits (1):
Income before income tax expense	$8,773	8,597	$25,485	25,604
Less: Net income from noncontrolling interests	187	226	334	468
Income before income tax expense and after noncontrolling interests	8,586	8,371	25,151	25,136
Fixed charges	1,089	1,120	3,222	3,314
	9,675	9,491	28,373	28,450

Preferred dividend requirement	$356	321	$1,055	908
Tax factor (based on effective tax rate)	1.48	1.46	1.45	1.45

Preferred dividends (2)	$527	469	$1,532	1,316
Fixed charges (1):
Interest expense	988	1,023	2,921	3,022
Estimated interest component of net rental expense	101	97	301	292
	1,089	1,120	3,222	3,314
Fixed charges and preferred dividends	$1,616	1,589	$4,754	4,630

Ratio of earnings to fixed charges and preferred dividends (3)	5.99	5.97	5.97	6.14

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,586	8,371	$25,151	25,136
Fixed charges	857	847	2,500	2,487
	9,443	9,218	27,651	27,623

Preferred dividends (2)	527	469	1,532	1,316
Fixed charges:
Interest expense	988	1,023	2,921	3,022
Less: Interest on deposits	232	273	722	827
Estimated interest component of net rental expense	101	97	301	292
	857	847	2,500	2,487
Fixed charges and preferred dividends	$1,384	1,316	$4,032	3,803

Ratio of earnings to fixed charges and preferred dividends (3)	6.82	7.00	6.86	7.26

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.

(3)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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